

Mail Stop 3030

August 18, 2016

Via E-mail
Prokopios (Akis) Tsirigakis
Chief Executive Officer
Stellar Acquisition III Inc.
90 Kifissias Avenue
Maroussi 15125
Athens, Greece

  Re: **Stellar Acquisition III Inc.**
     Amendment No. 3 to Registration Statement on Form S-1
     Response dated August 15, 2016
     File No. 333-212377

Dear Mr. Tsirigakis:

  We have reviewed your August 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our August 11, 2016 letter.

Exhibit 3.3

1. We note that upon approval of an amendment to Section 9.2(d), shareholders will be given an opportunity to fully redeem their shares. Please confirm that any such amendment to Section 9.2(d) will be voided, and Section 9.2(d) will remain unchanged, if any shareholders who wish to redeem are unable to redeem due the redemption limitation.

<u>Exhibit 10.5</u>

2.   We note your response to comment 3. While you disclose that you will not repay the extension loans, you appear to have added disclosures regarding the repayment of extension loans from funds outside the trust. We also note that Section 1(j) of Exhibit 10.5 appears to contemplate the withdrawal of interest earned on trust assets to repay the extension loans. Please reconcile.

        You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.